CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-021
CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [* * *].
December 30, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Kathleen Collins
Evan Jacobson
Maryse Mills-Apenteng
Melissa Feider

Re:	Informatica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Forms 8-K filed on January 29, 2009, April 23, 2009, and
July 23, 2009
File No. 000-50784
Ladies and Gentlemen:
     Informatica Corporation (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 15, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) filed with the Commission on February 26, 2009 and Forms 8-K filed with the Commission on January 29, 2009, April 23, 2009 and July 23, 2009.
     In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission
December 30, 2009

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-021
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8. Financial Statements and Supplementary Data
Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page 57
1.	We note from your response to prior comment 2 that you price PCS as a percentage of the software net license fee. Please update us as to your pricing for each of your PCS offering types and also describe what is netted from the software license fee.
[ * * * ]
2.	It appears from your response to prior comment 3 that you recognize revenue from your resellers and distributors on a sell-through basis due to your assessment that collection is not probable. We reissue part of our prior comment to tell us your consideration for clarifying this in your disclosures. Additionally, given your arrangements do not contain return rights, please explain further why you do not want your resellers and distributors to purchase software licenses in advance of an end-user license and maintain an inventory balance. In this regard, are there other rights within your reseller and distributor arrangements that would impact the company, such as price protection rights, or are there other business reasons for this policy? Please explain further.
     We advise the Staff that even though there are no other rights within our reseller and distributor agreements, such as price protection, we do not want our resellers and distributors to purchase licenses in advance of an end-user license and maintain inventory. This is due to the nature of our software, which is configuration specific, and that customers typically license core products as well as products that allow connectivity with their specific applications. Therefore, it is unlikely that any reseller or distributor would be able to purchase software products that they could maintain in inventory until an eventual customer sale. Further, we do not want our resellers and distributors to be in a position of maintaining an inventory balance due to the increased risk of collectability. Therefore, our revenue recognition policy requires evidence of sell-through from resellers and distributors for order acceptance purposes.
     If we accept the order and determine that collection from the reseller and distributor is probable, we recognize revenue on shipment provided all other revenue recognition criteria are met. We advise the Staff that only a small percentage of our resellers and distributors meet these criteria. For the vast majority of resellers and distributors the collection risk is high because they have very little capital and have a history of paying the Company only upon collection from the end-user. Therefore, we do not recognize revenue until the receipt of cash from a vast majority of our resellers and distributors. We advise the Staff that we will revise our disclosure in our next filing substantially as follows:
“We require evidence of sell-through from resellers and distributors for order acceptance. We then recognize revenue from resellers and distributors upon shipment if all other revenue recognition criteria are met, which in substantially all cases is upon collection.”

Securities and Exchange Commission
December 30, 2009

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-021
Note 13. Income Taxes, page 73
3.	Your response to our prior comment 4 appears to focus on when and how excess tax benefits are recognized, rather than how you considered it is more likely than not that their related deferred tax assets will not be realized, which resulted in your recognition of a valuation allowance. In this regard, please provide us with your analysis of why you believe a valuation allowance is necessary and how you considered disclosing this information. Specifically, please address if you expect future taxable income will or will not be insufficient to recover the deferred tax assets recorded for excess tax benefits. We refer you to paragraph 61 of SFAS 123(R) (ASC 718-740-30-2).
     We advise the Staff that a valuation allowance is recognized pursuant to the guidance as set forth in ASC 718-740-25-10. We analyzed all available evidence, and it was considered more likely than not that all deferred tax assets would be realizable. As a result of the analysis, we reversed all valuation allowance previously held against non-share-based related deferred tax assets. However, due to the guidance referred to above, we retained the valuation allowance related to deferred tax assets that were attributable to the tax benefits of stock option deductions that would be credited to equity even though we expect future taxable income to be sufficient to recover these deferred tax assets. In other words, these assets passed the test of realization, but pursuant to the guidance, we will reverse this valuation allowance only when these assets are used to reduce taxes payable. At that time, the benefit of the valuation allowance reversal will be recorded to equity. Additionally, these share-based deferred tax assets are primarily attributable to the period prior to our adoption of pre-codified FAS 123(R). For this reason and for consistency, they are recorded and shown with a full valuation allowance rather than being tracked as an off-balance sheet attribute as would be the case with post-adoption assets. A more detailed discussion follows to illustrate why the facts apply to this cite rather than ASC 718-740-30-2.
     During 2007 and as a result of an analysis of all available evidence including cumulative profits over the past three years and a projection of future taxable income, we considered it more likely than not that all deferred tax assets would be realized. Therefore, we released the portion of the valuation allowance that was being held against its non-share-based deferred tax assets, resulting in a $14.3 million benefit recorded in the Consolidated Statement of Operations and a $2.3 million benefit (credit) recorded to goodwill.
     The remaining valuation allowance ($47.1 million) relates to deferred tax assets associated with excess stock option tax benefits that were generated but have not yet been utilized (realized) to reduce taxes payable. Pursuant to ASC 718-740-25-10 (paragraph 82 of pre-codified SFAS 123(R)), the benefit from stock options can only be recorded through equity (APIC) when realized by reducing taxes payable. As a result, we will maintain the valuation allowance on the deferred tax assets associated with excess stock options until we utilize the deduction on our tax return. In other words, we are not allowed under ASC 718-740-25-10 to record the benefit to APIC until we realize the benefit on a tax return by reducing taxes payable. ASC 718-740-25-10 prohibits recognition of the deferred tax asset related to excess stock option benefits even in the situation where a company believes that it has sufficient

Securities and Exchange Commission
December 30, 2009

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-021
positive evidence (including future taxable income or tax planning strategies) to support such deferred tax asset.
     To further clarify, we reversed the portion of the valuation allowance that related to ASC 718-740-25-4 (pre-codified FAS 123(R)) deferred tax assets where the benefit is recorded to income tax expense rather than to equity. These amounts are included in the valuation allowance reversal discussed two paragraphs above. We recorded a deferred tax asset of $3.849 million pursuant to ASC 718-740-25-2 (paragraph 59 of pre-codified FAS 123(R)) and ASC 718-740-30-2 (paragraph 61 of pre-codified FAS 123(R)) when we recorded the compensation cost for financial reporting purposes. To the extent we could reasonably expect a future tax deduction, we treated the compensation cost as a temporary difference. Once recorded, we did not have to re-evaluate the deferred tax asset balance based on the current fair market value of our shares as prescribed in ASC 718-740-30-2. However, pursuant to ASC 718-740-30-2, this deferred tax asset (prior to the tax event occurring) should be evaluated for future realization and should be reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. We performed this analysis and determined that we could support the deferred tax asset with future sources of income. Therefore, we did not record a valuation allowance against this particular deferred tax asset.
     We continued to apply the same accounting principles related to the treatment and reporting of deferred tax assets associated with share-based payments and excess stock option benefits in 2008.
     Finally to your inquiry about disclosure, we propose that we will provide further detail in our income tax footnote regarding the valuation allowance related to these share-based attributes whether it remains on the balance sheet or is relieved in 2009 and forward. The additional disclosure would include a reference to ASC 718-740-25-10 and a clarification that the benefit of these attributes will be recognized to equity only when they are utilized on an income tax return to reduce our taxes payable.
Item 11. Executive Compensation, page 86 (Incorporated by Reference From Definitive Proxy Statement Filed March 4, 2009)
Executive Officer Compensation
Non-Equity Incentive Plan (Cash Incentives) (“Bonus Plan”), page 31
4.	We note your responses to prior comments 9 and 12. Please provide a more detailed explanation of the product deliverables, analyst, and customer proof points metrics of the individual goals element of Mr. Pancha’s cash bonus plan. This discussion should address, at a minimum, how you quantify Mr. Pancha’s achievement against the individual objectives.

Securities and Exchange Commission
December 30, 2009

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-021
     As a supplement to the information provided on page 31 of the Proxy Statement and the responses to prior comments 9 and 12, we respectfully advise the Staff that the product deliverables, analyst and customer proof points metrics of Mr. Pancha’s individual goals are related to the three specific product suites (Data Integration, B2B, and On Demand) for which Mr. Pancha is responsible and are comprised of the following specific elements:
•	Product Deliverables. Product deliverable metrics for all three product suites are set against our confidential product roadmap for the upcoming year and include goals such as delivering new product releases, new versions of existing products and product functionality or feature upgrades against the product roadmap timetables, and expanding regional access by delivering product localizations for international territories.

•	Analyst Proof Points. Analyst proof point metrics vary by product suite depending on the maturity of the product but include efforts to support placement in such independent industry publications as the Gartner Magic Quadrant for Data Integration, the Forrester Wave and IDC reports and in other industry analysts’ ratings, to optimize market positioning through working with a number of external analysts to ensure positive messaging or placement by those analysts, and to provide specific use cases to the field sales force.

•	Customer Proof Points. Customer proof point metrics include securing customer references for specific product features, gathering customer feedback on product quality through customer forums, obtaining targeted numbers of overall customer references as demonstrated, for example, by joint press releases for external marketing use, and achieving certain confidential sales targets for particular product sets.
     The achievement of certain objectives is measured in a binary fashion — the objective is either achieved at 100% or not at all — while other objectives are measured either as a percentage of achievement or by subjective assessment. Mr. Abbasi, our chief executive officer, formally reviews with Mr. Pancha the progress against the objectives for each product suite on a semi-annual basis in accord with the evaluation of bonus plan payments. Mr. Abbasi also confers with management in our Human Resources organization to discuss Mr. Pancha’s specific achievement levels. The achievement percentage for each product suite based on the level of achievement of the three goals is then averaged and multiplied by 30% of the potential bonus amount. In 2008, Mr. Pancha’s total potential bonus was $161,700, resulting in a 30% bonus target of $69,300 for his individual goals, or $34,650 per half year.
     In 2008, it was determined that Mr. Pancha met his individual goals as follows:

	Data
Product Suites	Integration	On Demand	B2B	Average
First Half 2008	95%	95%	85%	92%
Second Half 2008	100%	95%	70%	88%

Securities and Exchange Commission
December 30, 2009

CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION
INFA-021
     As we stated in our prior response, the individual objectives were achieved at 92% in the first half of 2008, resulting in an actual bonus payment of $31,763 and at 88% in the second half, for an actual bonus payment of $30,492.
     The recommendations regarding the individual and corporate components of Mr. Pancha’s bonus were then reviewed by the Compensation Committee of the Board of Directors and approved.
* * * * *
     Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 385-6079. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (650) 385-5500, as well as to Jose F. Macias of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

INFORMATICA CORPORATION

/s/ Mark Pellowski
Mark Pellowski
Senior Vice President of Finance

cc:	Peter M. McGoff, Informatica Corporation
Jose F. Macias, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Sam Lazarakis, Ernst & Young LLP